Vidoni

Mixed Reality Learning

Redefining Training with Patent Pending Technology


WELDING
Vidoni
Mixed Reality Learning

Mission Statement:

Make Hands-On learning and field-work faster, better and more intuitive - for all



The Problem:

On average, a company loses more than $14,000 for every job that stays vacant for three months or longer?

Mastering a complex skill is **CHALLENGING** and **TIME CONSUMING** Especially, skills in a complex real or 3D virtual environment

Vidoni
Mixed Reality Learning


accenturestrategy
MANUFACTURING Institute
Combating the Skills Shortage in U.S. Manufacturing
U.S. manufacturers may be losing up to 11% of net earnings annually as a result of a shortage of skilled workers and increased production costs.
Lack of skilled workers
80% of executives report a moderate to severe shortage of highly skilled workers.
75% of executives report a moderate to severe shortage of skilled workers.
61% say it has been difficult to hire the skilled people they need.
HELP WANTED


Learning Technologies Current Usage All Companies
Podcasting 13% 83% 4%
Online Performance Support or Knowledge Management System 23% 68% 9%
Rapid E-Learning Tool (PowerPoint conversion tool) 48% 44% 8%
Application Simulation Tool 38% 57% 5%
Virtual Classroom/Webcasting/Video Broadcasting 73% 1% 26%
Learning Content Management System (LCMS) 35% 63% 2%
Learning Management System (LMS) 86% 14% 0%
Mobile Applications 32% 64% 4%
0 20 40 60 80 100
Use currently Do not use Not sure

Training Magazine Dec 2017

The Problem:

...Additionally, the Labor and skills shortage is a threat to growth for every industry across the USA!

Vidoni
Mixed Reality Learning



The Solution

The Vidoni™ patent-pending A.I. Mixed Reality hands-on learning system paired with LiDAR 3D modeling technology creates the perfect BIMxR* learning environment:

- Significantly improves skill acquisition
- Reduces inspection and training time
- Increases operational and retention rates
- Actively assists in-field skill and task execution

*BIMxR = Building Information Modeling + xReality

Vidoni
Mixed Reality Learning


Fixing The Tractor Engine Cooling Pump:
Progress
1. Take Off The Front Lid
2. Disassemble The Engine Cooling System
3. Disassemble The Pump
4. Connect New Pump
5. Assemble Engine Cooling System
6. Test
Exhaust Pipe
Vidoni
Mixed Reality Learning




Distal phalanges
Intermediate phalanges
Proximal phalanges
Metacarpals



Vidoni™ technology allows users to create Mixed Reality training experiences with motion capture of an instructors hands.* Trainees and lifelong learners then follow and mimic the expert hands for muscle memory and hands-on learning by actually "doing" for the best possible retention.

*patent pending

Vidoni
Mixed Reality Learning

Top Industry Based on 2017 Market Share


5.0%
5.7%
26.6%
7.4%
10.9%
44.4%
Consumer
Discrete Manufacturing
Retail
Personal and Consumer Services
Process Manufacturing
Others

Source: IDC Worldwide Semiannual Augmented and Virtual Reality Spending Guide

In one study that used a simple informational heads-up display, GE's experiments revealed a 34% increase in efficiency on a first-time use case by illustrating next-steps for the user via a heads-up manual.

Addressable Market

Manufacturing:

Market: **$2.25 trillion**.
Manufacturers spend the most per learner $1,217.00 - 2017

Problem:

- Shortage of multi-skilled employees
- Many leveraged companies assume growth to meet financial obligations and/or expectations. Labor availability could pose a problem.
- Most manufacturing workers are unskilled or have only been trained to perform a single job function.

Vidoni
Mixed Reality Learning


Training Expenditures 2012-2017
In $ Billions
100
80
60
40
20
0
55.8 55.4 61.8 70.6 70.6 93.6
36.4 39.9 42.4 33.9 37.0 41.6
7.4 5.7 6.1 8.0 7.5 7.5
2012
2013
2014
2015
2016
2017
Total Training Expenditures
Training Staff Payroll
Spending on Outside Products & Services

Vidoni™ 's patent pending mixed reality hands-on learning helps students and lifelong learners retain more and develop muscle memory for better training outcomes.

Training Magazine Dec 2017

Other markets

The planned Vidoni™ Studio SaaS platform with scalable user content-creation lessons will teach skills in...

- Fabrication (e.g., HVAC)
- Construction, BIM
- Oil & Gas
- Facility Mgmt
- Safety
- Services
- Medical
- Sports Professionals
- Consumer



- Overall, on average, companies spent $1,075 per learner in 2017 compared with $814 per learner in 2016.
- The AR revenue for the energy and utilities sector will be a US $18-billion market in 2022, with platform and licensing, as well as smart glasses hardware, comprising the majority of that market, according to ABI Research.
- AR & VR Healthcare Market to reach USD 6141.78 million by 2025. As an example Vidoni can be used for a Mirror Box Therapy - helping stroke victims.

Vidoni
Mixed Reality Learning

% U.S. Unemployment Rate



10
8
6
4
01/09 01/10 01/11 01/12 01/13 01/14 01/15 01/16 01/17 01/18 01/19
Month

Unusual Actions Being Taken because of the Labor Shortage:

- *Waiving drug trusting requirement - only incident-based*
- *Bringing back retirees as consultants or part-time*
- *Waiving English proficiency: Spanish-only shifts*

Source: https://data.bls.gov/timeseries/LNS14000000 ** The Cleveland Bar Association and CPAs meeting 2019*

Labor Market Forces

Recent restructuring trends where non-skilled, semi-skilled or skilled labor is a growing major issue:

- A process manufacturing facility employing over 200 closed because nearly all maintenance employees had left or retired over a six-month period. Furthermore, long-time employees retired and lack of appropriate process control left a large knowledge gap which caused 25% scrap rates. A **Kaizen approach with Vidoni™** Training would be of benefit in these types of cases.*
- Construction: difficulty completing large construction in process contracts on time and budget due to lack of skilled labor led to a major restructuring.
- Company/stakeholder groups intensely debate wage inflation because of both potential increases in the minimum wage and rapid employee turnover.

Current Political climate issues:

- Tariffs constrain supply and are inflationary
- Immigration restrictions hamper supply of labor
- How are we going to make what we need, let alone grow?
- Prescription drug addiction
- Expanse of marijuana
- Gen X and Y – rather have time off then make money

Vidoni

Mixed Reality Learning

Vidoni™ promo videos

Click Images to see Vidoni's latest promo videos





Vidoni
Mixed Reality Learning

Vidoni™ will help our customers…

Innovate Skills Building

Increase talent Diversity

Anticipate Tomorrow's Jobs

Leverage an Online Talent Platform

Partner With Schools and Universities

Incentivizing Lifelong Learning

Vidoni

Mixed Reality Learning

Scan with LiDAR

Convert to BIM

Vidoni™ Learning and Collaboration in BIMxR



“What’s worse than training your workers and losing them? Not training them and keeping them.”
— Zig Ziglar

Vidoni Solution Overview

Vidoni™ helps trainees & learners accelerate and retain their training by using our patented pending mixed reality hands-on instruction. Vidoni™ motion captures the instructors hands for playback in mixed reality headsets or a smartphone.

Vidoni™ creates representative 3D model assets of the work-space. For example in construction and manufacturing our customers can go into their next Safety Kickoff/Toolbox presentation with Vidoni™ MR Learning or Vidoni™ on a BYOD smartphone for a 3D Showcase. Vidoni™ technology can win over the team with true hands-on learning for better retention.

Also, mixed reality manufacturing work-space and construction site tours help stakeholders create an immediate, lasting immersive connection to the project because trainees can experience the space as if they were really there.

Distributed training allows the expert instructors to spend more time focusing on what moves the company forward and not inefficient 1-1 training.

Indirect Competition for the time being

Vidoni™ is the only A.I. Hands-On Motion Capture technology to leverage mixed reality for training.

We are the first to seek monetization in MoCap/MR training.

<u>None</u> of the competition to the left are doing what we are doing - A.I. Hands-On Motion Capture technology leveraging mixed reality for training.

Their solutions are overlaid information in Augmented Reality or digitized instruction manuals in AR.

Vidoni
Mixed Reality Learning

The technology:

MoCap + MR + AI = Vidoni™


Automation
machine

Vidoni
Mixed Reality Learning

Vidoni™ MR Learning System Architecture


Motion Capture Studio
Mocap camera setup
Smartphone camera
Machine learning MOCAP
Vidoni Studio
AR Learning Database
AR Headsets
Learning Management System


Lesson 1 - easy song
Time left: 00:24:941

The Vidoni™ team took 2nd place in the Machine Learning group at Collision Tech 2018 in New Orleans

Click Image to see Vidoni 's Tech promo video



Piano playing hand movement was our intense choice for a proof of concept to test Vidoni™ 's hand motion capture technology. We are applying lessons learned here for pilot projects in Construction, Manufacturing and Fabrication with Vidoni's expert hands-on training motion capture!

Vidoni
Mixed Reality Learning


XR10
Trimble


DAQRI





The adoption of mixed reality learning paradigms is "inevitable", according to Leila Martine, Hololens director at Microsoft UK. "It's a more human way for us to learn and interact than having a qwerty keyboard or reading from a textbook. Learning retention levels are off the charts," she says. - Times Higher Education

Headset Partners

- Trimble/Microsoft
- DAQRI
- ThirdEye
- Microsoft

Vidoni
Mixed Reality Learning

The DARQ stack 2019 trend for business
Vidoni™ has 2 out of 4 with the other 2 to follow

DARQ

- Distributed ledger technology (DLT)
- Artificial intelligence (AI),
- Reality Augmentation, Extended (xR)
- Quantum computing.

How businesses can prepare to harness the DARQ stack

Accenture Technology Vision 2019

A Survey of 6,672 Executives Reveals
the Biggest Tech Trends

AR WILL SPARK THE NEXT BIG TECH PLATFORM—CALL IT
MIRRORWORLD - WIRED

Vidoni
Mixed Reality Learning

Marketing and Tech Milestones

***May 2018** - Alpha prototype and 2nd place at Collision Machine Learning Contest*

***February 2019** - Refined Prototype and leverage pilot content from projects*


May 2019
Manufacturing or Fabrication Pilot project(s)
Sept 2019
Funding Platform Raise
Sept 2019
Business Development - Manufactures, Fab, Construction, Learning Centers
Dec 2019
3 Month Sales Roadshow
Jan 2020
Dev Kits ready for shipment!
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Jan
Productivity Analysis
Aug 2019
Pilot Content Alpha Testing
Sept 2019
SaaS Platform Alpha
Nov 2019
SaaS Content Platform (beta) launch
Feb 2020


4
Evaluation
5
Decision
3
Consideration
2
Aware
1
Unaware
Customer
Acquisition
5
Advocacy
4
Product Loyalty
3
Value
Realization
1
Onboarding
2
Adoption
Customer
Expansion

GTM Strategy

How do we market our products and services to our B2B customers?

- Recruit a team of sales representatives
- Offer B2B Customers Pilot Programs....
- LinkedIn/Social Media/Event Contests....
- Email Marketing....
- LinkedIn Ads....
- Online Sales Promotions....
- Host Events....
- *....comprehensive notes and flowchart available*

Vidoni
Mixed Reality Learning


Why invest now?
● Patent Pending Marker-less hand motion capture for hands-on learning
● First to market with MR mocap recording and playback by customer for customer created content
● Technology for Mixed Reality is exploding
● Skilled worker shortage threat addressed
● Federal Apprentice and Vocational Training Programs to combat labor shortage
● In late 2018 the US Army announced it was purchasing up to 100,000 upgraded models of the HoloLens headsets for a very non-desk job:
○ Staying one step ahead of enemies on the battlefield.
● Even the much-maligned Google Glass headset is making quiet inroads in factories.
● Amazon is re-training 100K skilled employees
"AR/VR works as a platform not because of portability or personalization but because of its increased intuitiveness,"
- Steven Kan, Google's head of AR/VR strategy
"To increase profit margins, we need to ship more wafers at lower cost, so we looked at every part of our process and developed an integrated AI and AR/VR strategy,"
- D.P. Prakash, GlobalFoundries
Vidoni
Mixed Reality Learning

The Team



Ken D'Amato

CEO & Co-Founder

Ken has a proven executive management track record with over 25 years of sales/corp management such as with Xerox. Ken currently has 15 years experience evangelizing engineering training, building Information Modeling (BIM) technology, LiDAR laser scanning as a AEC BIMxR expert. Ken will offer the best vision of Augmented and Mixed Reality training for the Manufacturing and Construction Industry. Ken is responsible for running all facets of the business. Ken is the genesis of the Patent Pending technology by Vidoni for exclusive AR/MR Learning workflows. - Engineering Science Degree - SUNY



Marc Van Valen

COO & Co-Founder

20 yrs Goldman Sachs Financial, Operations, VR/AR/MR/XR product sales and Fundraising. Marc is an experienced Chief Operating Officer with a demonstrated history of working with tech startups. Skilled in Business Planning, Management, Fundraising, Mergers & Acquisitions, and Start-ups. Strong business development professional with a Bachelor of Science (BS) focused in Accounting from Rutgers, The State University of New Jersey-New Brunswick.



Tim Fleming

CTO & Investor

Over 20 years IT experience as developer and architect for the enterprise, cloud and web applications using Java and Javascript technologies. Tim's Deep experience with DevOps automation design and implementation (Xebia Labs, Mesosphere, HashiCorp, Chef, Puppet, Ansible, Docker, OpsWorks). Having served as a Senior Level Java architect and developer Tim has hands-on Software Developer experience in multiple languages (Java, Python, Ruby, Scala, Javascript, SQL), methodologies (Agile, RUP, Waterfall), toolsets (UML, OOAD, MDA, SOA, etc) and frameworks (Spring, Hibernate, AngularJS, node.js). Also, Tim is experienced across the entire SDLC including requirements gathering, prototype implementation, application and system architecture, development, testing, deployment and production support. Extensive cloud computing expertise including Amazon AWS, Hadoop, Hbase, MongoDB, and R. rounds our Tim's long resume.



George Schwartz
Chairman of The Board

The Vidoni™ Board



Jeremy T Aidlen MD FACS FAAP
Head of Pediatrics and Urology
UMASS Medical School



Michael Keane
Vidoni Advisory Board Director
Executive Chairman at
ChillTechnologies Limited



Alexander "Rocky" Nawrocki
Product Development,
Board Member

Vidoni

Mixed Reality Learning

Vidoni

Mixed Reality Learning

Contact:

Vidoni™, Inc.
595 Baltic Street, Unit 4D
Brooklyn, NY 11217

Ken D'Amato CEO

(917) 526-7847
ken@Vidoni.io

Marc Van Valen COO

(732) 275-2549
marc@vidoni.io

Vidoni
Mixed Reality Learning